Filed by Denbury Resources Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Company: Encore Acquisition Company
Commission File No.: 001-16295

FINAL TRANSCRIPT
DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results
Conference Call & Webcast
Event Date/Time: Feb. 23. 2010 / 4:00PM GMT

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
CORPORATE PARTICIPANTS
Phil Rykhoek
Denbury Resources, Inc. — CEO
Mark Allen
Denbury Resources, Inc. — SVP, CFO
Bob Cornelius
Denbury Resources, Inc. — SVP Operations
Tracy Evans
Denbury Resources, Inc. — President, COO
Jonny Brumley
Encore Acquisition Company — President, CEO
Ben Nivens
Encore Acquisition Company — SVP, COO
Bob Reeves
Encore Acquisition Company — SVP, CFO, Treasurer
CONFERENCE CALL PARTICIPANTS
Scott Wilmuth
Simmons & Company — Analyst
Noel Parks
Ladenburg Thalmann — Analyst
Eric Hagen
Lazard Capital Markets — Analyst
Andrew Coleman
UBS — Analyst
Brian Kuzma
Weiss Multi-Strategy Advisors — Analyst
Mitch Wurschmidt
KeyBanc Capital Markets — Analyst
PRESENTATION
Operator
Good morning and welcome to the Denbury Resources Inc. fourth-quarter 2009 earnings release conference call. All participants will be in listen-only mode. (Operator Instructions) After today’s presentation there will be an opportunity to ask questions. (Operator Instructions) Please note this event is being recorded.
The following discussion contains forward-looking statements, and our actual results may differ materially from those discussed here. Additional information concerning factors such as price volatility, production forecasts, drilling results, and current market conditions that could cause such a difference can be found in our reports filed with the Securities and Exchange Commission including our reports on Form 10-K and 10-Q.
I would now like to turn the conference over to Phil Rykhoek. Please go ahead.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Phil Rykhoek - Denbury Resources, Inc. — CEO
Thank you, Amy. Welcome, everybody, to Denbury and Encore’s combined fourth-quarter conference call. It’s obviously been a busy place here at Denbury, and a lot of positive things are happening.
By now you should have received your proxy for our shareholder meeting scheduled for March 9. Assuming approval, which we expect, closing on the merger will happen shortly thereafter.
You have probably also noticed that we’ve essentially finished the financing for the Encore acquisition. The bank syndication was oversold, as was the $1 billion subordinated debt offering we completed a couple weeks ago.
So we are pleased with the positive response and the rate we obtained on the debt transaction and glad to have that behind us.
Our fourth-quarter production, as previously announced, was slightly ahead of forecast. Our proved reserves were either on track or slightly better.
If you noticed, we added almost 1 Tcf of additional CO2 reserves during 2009, the timing of which couldn’t have been better since we need that CO2 for the recently purchased Conroe Field, our 130 million barrel potential EOR flood just north of Houston.
We are focused on the Encore acquisition, integration of personnel, assets, and operations, and have been dedicating significant resources to that process. We’re doing the groundwork for our divestiture package which we hope to launch soon after closing.
In summary, positive things are happening and things are falling into place. Our staff has been extremely busy the last couple months, as all these activities take a tremendous amount to of extra work. And I want to publicly thank them for their extra effort.
I counted approximately 45 SEC filings that Denbury has made since our merger announcement in early November, in case you have insomnia. But that is a lot of paper.
Today we’re here to talk about fourth-quarter and 2009 earnings and results. With me today from Denbury I have Tracy Evans, our President and COO; Mark Allen, our Senior VP and CFO; Bob Cornelius, our Senior VP of Operations. We also have from Encore, Jonny Brumley, President and CEO; Bob Reeves, senior vice president and CFO; Ben Nivens, senior VP and CFO; and Jon Brumley, chairman of the Board. These guys will give you more details about our respective companies’ operating results as well as provide an operational update. We’ll start with Mark’s review of Denbury’s financials. Mark?

Mark Allen - Denbury Resources, Inc. — SVP, CFO
Thank you, Phil. As reported in our press release, we had net income for the fourth quarter of $3.5 million, which included a non-cash charge for the change in fair value of commodity derivative contracts of $59.5 million, or $36.9 million after taxes. We also had merger-related expenses associated with the Encore transaction of $8.7 million, or $5.4 million after taxes. When you exclude these items, we had adjusted net income in the fourth quarter of $45.8 million or $0.18 per share, essentially on top of First Call estimates.
This adjusted net income amount also included expense of $5.1 million, or $3.2 million after taxes, related to the Genesis management compensation awards which some analysts may not included in their estimates. If you exclude this charge, our adjusted net income would have been approximately $49 million or $0.20 per share.
In either case, the current quarter’s results are higher than the prior quarter’s adjusted net income of approximately $40.7 million or $0.16 per share.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
As I have typically done, I will primarily focus on the sequential results of the third and fourth quarters of 2009 rather than the comparative fourth quarter of 2008. During the fourth quarter of 2009, our Tertiary production averaged 26,307 BOE per day, 8% higher than our Q3 Tertiary production. And on an overall basis our production increased by approximately 6% over Q3 levels.
In mid-December of 2009 we closed on the acquisition of Conroe Field; and at the end of December we closed on the sale of the remaining 40% of our Barnett Shale properties. On a pro forma basis, adjusting for the sale of the Barnett Shale properties and a full quarter of production from Conroe Field, our production would have been approximately 42,000 BOE per day.
Bob is going to discuss more about our production in a moment, but as stated in our press release we are reaffirming our Tertiary production guidance for 2010 of 27,000 barrels per day and estimate that our total Company 2010 production will average approximately 41,500 BOE per day after adjusting for the sale of the Barnett Shale and purchase of Conroe Field — approximately a 7% year-over-year year annualized increase on a pro forma basis.
Also, based on preliminary estimates and before any asset sales, we would anticipate Encore’s stand-alone production to increase by approximately 7% over its 2009 average of 42,929 BOE per day.
Please note that when I discuss combined numbers herein, I am generally referring to results for the entire year. However, assuming completion of the merger in early March, we will only report the results of Encore in our financial results from that point forward.
Our average oil price received for the quarter including derivative settlements was $72.67 per barrel in Q4, as compared to $70.54 per barrel in Q3. But if derivative settlements are excluded, our average oil price received for the fourth quarter was $72.56 per barrel, as compared to $64.70 per barrel in Q3.
Our NYMEX oil price differential was essentially the same as during the third quarter, approximately $3.44 per barrel below NYMEX in Q4. This differential on a standalone basis may improve somewhat in 2010 as a result of the sale of the Barnett Shale, which had liquid production reported in our oil sales that sold at a much higher discount to NYMEX.
However, assuming completion of the Encore merger, the combined Company’s NYMEX differential would be less favorable, as the average NYMEX differential for the Encore properties was $8.04 per barrel in Q4.
Our total corporate lease operating expenses were up slightly, approximately $900,000 in Q3 to Q4. And on a per-BOE basis, our overall lease operating costs decreased from $21.22 per barrel in Q3 to $20.34 per BOE in Q4 primarily due to increased production in the fourth quarter.
On a pro forma basis, adjusted for the sale of the Barnett Shale properties at the end of Q4, our LOE per BOE in Q4 would have been $22.37 per BOE as compared to $23.40 per BOE in Q3. Going forward, excluding the Encore acquisition, I would expect our LOE per BOE to be at least equivalent to our Tertiary production costs and generally more, as most of our conventional production is about or more than our Tertiary production costs.
On a combined basis our LOE per BOE will drop, assuming completion of the merger, as Encore’s LOE per BOE averages less than ours, generally due to a higher percentage of natural gas production. Bob will cover a few more details on our LOE in a moment.
G&A expenses increased by $12.2 million from Q3 levels to primarily to $8.7 million in acquisition-related expense primarily associated with the Encore acquisition and $1.5 million incremental compensation expense related to Genesis management incentive compensation awards.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
This quarter we recognized expense related to the Genesis management compensation awards of approximately $5.1 million for a total of $14.0 million during 2009. When we sold the GP of Genesis in February 2010, we paid out the compensation awards to Genesis management in the aggregate amount of $14.9 million, all but $700,000 of which has already been accrued in our 2009 financial statements.
Although our G&A expense will no longer be burdened from the Genesis management compensation expense after the payout in the first quarter, we will have significant transaction costs related to the Encore acquisition in the first quarter that will run through our G&A expense. Likely to be significantly higher than what we expensed in Q4.
Interest expense, net of capitalized interest, increased sequentially from $9.9 million to $10.5 million, primarily related to the [Celeste] capitalized interest this quarter. Capitalized interest was $20.9 million last quarter, as compared to $19.9 million this quarter, primarily due to the Delhi Pipeline from Tinsley to Delhi Field we placed into service in Q4. Going forward we expect that our capitalized interest will continue to increase moderately from Q4 levels until the Green Pipeline is put into service.
Our bank debt at December 31 was $125 million, higher than originally anticipated, primarily due to incremental debt of approximately $60 million resulting from the purchase of Conroe Field and the sale of Barnett Shale assets in December, approximately $50 million in equipment leasing that we did not complete in the fourth quarter. We may lease this equipment during 2010 if we are able to find attractive terms.
As you are probably aware, we’re recently issued $1 billion of 8.25% senior subordinated debt due 2020. The proceeds from this issuance were closed into escrow pending the completion of the Encore acquisition, which is subject to approval of both companies’ shareholders on March 9. As a result, our interest expense will increase substantially in the first quarter.
Assuming the shareholders of both companies approve the merger, approximately $600 million of the proceeds from this offering will be used to redeem Encore’s senior subordinated debt; and the remainder will be used to close the transaction.
We also have commitments from a syndicate of banks for a new $1.6 billion revolving credit facility that will replace our existing facility and will be used to fund the remaining cash portion of the Encore acquisition. We’re currently working on the documentation for this facility; and we currently anticipate that we will have between $900 million and $1 billion drawn on this facility upon closing the merger.
Our total anticipated expenditures for 2009, excluding acquisitions and capitalized interest, totaled approximately $815 million, net of sale leasebacks of approximately $50 million. This was higher than our $750 million in anticipated capital expenditures due primarily to $50 million of equipment leasing that we did not complete in 2009.
Our capital expenditure budget for 2010 is $650 million on a standalone basis and approximately $1 billion assuming we complete the Encore acquisition. On a combined basis, the $1 billion would exceed our anticipated cash flows by approximately $150 million to $200 million. However, as previously stated, we anticipate selling at least $500 million in assets in 2010 in order to reduce bank debt and cover this shortfall.
Our DD&A for oil and gas properties increased slightly on an absolute basis, and more so on a per-BOE basis, primarily due to the Barnett sale.
With regard to income taxes, we currently anticipate that we will be able to deduct a large portion of our Green Pipeline when we place it in service and begin injecting CO2 into Oyster Bayou, currently anticipated around mid-2010. This should help limit our current tax expense and help shield additional tax on asset dispositions.
With that, I’ll pass it to Bob.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Bob Cornelius - Denbury Resources, Inc. — SVP Operations
Thank you, Mark. I’ll give you a quick update on the major fields and capital projects completed during the fourth quarter. Denbury’s fourth-quarter oil production averaged 45,012 net BOE per day. That was a 5% increase over the third quarter of 2009. Now, the EOR fields produced an average of 26,307 net BOE per day during the quarter. That is an 8% increase over third quarter and a 20% increase over the fourth quarter of 2008.
During the fourth quarter, we conducted several major operations, facilities expansion in key fields imperative for future success.
Several of the major projects and events completed during the fourth quarter were the commissioning of the Delta Pipeline from Tinsley to Delhi Field. That allowed us to get first injection into Delhi Field. We also had construction of the 320-mile Green Pipeline; hit a big milestone with the 24-inch pipeline being installed into our Oyster Bayou field during December.
The other Tertiary operations we completed were expansions of Tinsley and Heidelberg. And in the Jackson Dome area we completed work to increase both our CO2 production rate and dehydration capacities.
Several Tertiary fields had significant increases during the fourth quarter. In fact, eight of the 12 operating CO2 facilities showed a quarter-to-quarter increase; and five of those Tertiary fields actually exhibited double-digit increase quarter-to-quarter.
In Phase 1, that is our Little Creek, Mallalieu, Brookhaven, McComb, Smithdale, and Lockhart fields, those better performers were the Mallalieu, Little Creek, and Lockhart Crossing.
At Mallalieu, our largest field, we completed a facility upgrade by adding compressors, inlet heaters, and separation equipment which increased our facility recycling capacity from about 160 million cubic feet a day up to 230 million cubic feet a day. That additional CO2 recycling capacity allowed us to increase production during the fourth quarter. Now, we do expect Mallalieu to resume its decline in the near future, as it is a fully developed field.
Another fully developed field is Little Creek. But Little Creek producing area had improvements due to initial response from the results of the DOE project along with Mississippi State University. The project was a WAG, which is water alternating gas cycling, where the water contains nutrients to feed naturally occurring bacteria in the formation. The nitrate-rich water and bacteria grows in the high permeability streaks, causing them to block and forcing water and CO2 into other intervals.
The project has shown to increase the areal sweep efficiency and has increased production in the area of injection by over 100 barrels per day. Unit production averaged about [1480] BOE per day during December, and the team is considering expanding the WAG project into additional patterns to determine if they are truly successful.
Lockhart Crossing average Tertiary production increased 16% or 203 net BOE per day quarter-to-quarter as production improved from 882 BOE per day to 1,025 net BOE per day over the period. The majority of the production increase was due to opening additional wells in the best part of the reservoir, while maintaining reservoir bottom-hole pressure.
Our goal, of course, is to continue to monitor bottom-hole pressures and open wells in the channel area or the best area of the reservoir. We also experienced response during the period in the [Bar Sand] wells which could add production in future months. The team plans to add a portable CO2 pump to maintain injection withdrawal rates in certain patterns.
Phase 2, which is Mallalieu, Eucutta, Soso, Martinville, and Heidelberg, increased 11% quarter-to-quarter. Soso and Heidelberg had double-digit increases quarter-to-quarter. Martinville increased approximately 1%. Eucutta had a slight decrease of 4% during the quarter due to a reduction in CO2 injection rates in the prior months.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Although Eucutta decreased through the quarter, there has been a steady production increase during November and then again in December. Eucutta’s December production was slightly higher than the quarterly average; and the team is working to maintain CO2 injection rates and reservoir pressures into that reservoir.
Soso Field continues to be one of the best performing Tertiary fields. Soso increased over 400 barrels per day or 14% quarter-to-quarter and has further increased production during the month of December. The majority of the production increase is due to the installation of jet pumps. These jet pumps are used to assist the producing well to kick off and unload the wells. And these slow-responding wells are coming around much faster than they previously thought they would.
And the Heidelberg, it is our largest Phase 2 field in terms of reservoir potential. CO2 injection began in Heidelberg about one year ago during December of 2008. First production was to begin in May. Heidelberg’s facility expansion was completed during the fourth quarter; and Phase 2 field expansion continues into the first quarter of 2010.
Heidelberg production rates increased each month since its first production sales in May. During the fourth quarter, production increased 81% from 828 BOE to over 1,506 BOE per day from a quarter-to-quarter comparison.
Tinsley is our largest Tertiary field currently being flooded, and it’s the only field in Phase 2. It has experienced an increase of 11% quarter-to-quarter. Production increased from an average rate of about 3,558 BOE in the third quarter to 3,942 net BOE during the fourth quarter.
During the fourth quarter we commissioned a second train of compression, continued the expansion of the CO2 facility, we added water handling capacity and began construction of another production test site, and then began recompleting wells in the third phase of this field. Expansion of CO2 recycle facility and the addition of CO2 injection wells should allow the unit to continue to perform. Our 2090 and 2010 capital development plan was not altered, and thus we continue to see and hope for success at Tinsley.
Cranfield is our Phase 4 (technical difficulty) CO2 injection began in July 2008. We now have 17 injection wells placed in approximately 100 million cubic feet a day of CO2 into that reservoir. Cranfield also saw a nice quarter-to-quarter increase, improving 27% during the period. Average quarter production was 728 BOE per day.
In Delhi, our Phase 5 expansion, we initiated CO2 injection during the fourth quarter of 2009. Reservoir repressurization and pattern development was progressing as planned. We hope to established first sales during the second quarter of 2010.
The main production and recycling facility is ready for production. During 2010, the team has continued to expand the facility and add additional injection and producing wells during the period. We have a total of 29 wells to be drilled.
Jackson Dome, our CO2 source, produced an average of 788 million cubic feet during the fourth quarter. That rate represented a 24% increase over third-quarter volumes. The majority of the CO2 was injected into Eucutta, Soso, Tinsley, Cranfield, and Delhi.
We completed construction of the trace dehy facility during the period, which will allow us to produce three additional CO2 wells. And we’re waiting on that facility. With the addition of the trace dehy and these existing wells, Jackson Dome now has the ability to produce at rates at 1 Bcf per day if required.
2010 capital projects in Jackson Dome include the drilling of three wells and expansion of dehydration facilities that will continue to improve our production and add reserves.
The 24-and Green Pipeline construction activities during — began about 13 months ago in November of 2008. Construction of the pipeline reached Oyster Bayou Field the week before Christmas. We laid approximately 257 miles or 80% of the total miles in that 13 months. Presently we are installing valves in operating facilities along the Louisiana portion of the pipeline and completing the final tie-in into the NEJD Pipeline that will connect the system to Jackson Dome.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
The work on the existing pipeline should be completed in the second quarter and first injection into Oyster Bayou around midyear. There are three relatively short segments of pipe to install this year to complete the pipeline to Hastings Field just south of Houston. We have a 20 miles from the Oyster Bayou to the east side of Galveston Bay that will be completed during the summer months.
Then we have the Galveston Bay Crossing, which is a 14-mile water crossing that will start during April and be completed in approximately six months. Then finally, we have the 25 miles on the east side of Galveston Bay to Hastings, which will be completed and have injection into Hastings by the fourth quarter of 2010.
We estimate 2010 capital investment to complete the Green Pipeline at approximately $150 million. The pipeline is still on schedule although we have had — spent quite a little bit during this construction period, largely due to the winter wet weather that we experienced during the fourth quarter.
At Oyster Bayou, the initial flood design and injection patterns are being developed. The well work is underway with the initial CO2 injection wells completed. And we are preparing to lay flow lines to connect it to the main Green Pipeline.
At Hastings Fields, the first new well in the field was spudded in December. A core was taken from the formation to be analyzed to assist in reservoir, stimulation, development, and management of the Hasting Fields area under Tertiary flood.
Production recycling facilities are under design, and we prepared — our first production is expected from Hastings around the fourth quarter of 2011. With that recap, I will move back to Tracy.

Tracy Evans - Denbury Resources, Inc. — President, COO
Thank you, Bob. As has been the case since year-end 2000, DeGolyer and MacNaughton formed an evaluation of our reserves as of December 31, 2009. During 2009 we added 28.8 million barrels of oil from acquisitions at Hastings and Conroe, and added an additional 17.6 million barrels of oil reserves in our CO2 EOR assets.
Additions from our reserve adds and decreases due to our sale of the Barnett of 74.2 million BOE resulted in our proved reserves during 2009 decreasing on an absolute basis to 207.5 million barrels of oil equivalent, which consist of 193 million barrels of oil condensate and natural gas liquids and 88 Bcf of natural gas.
Net present value using a 10% discount rate of our proved reserves was $3.1 billion as of year-end. In comparison on net present value of our proved reserves at year-end 2008 was $1.9 billion. The decrease in net present value from year to year — or excuse me, the increase in net present value net present value from year to year was primarily due to the booking of our additional CO2 reserves, our acquisitions, and then higher oil prices.
Pro forma reserves as of 12/31/2009, including the Encore assets, are 427.8 million barrel of oil equivalent at a value of $5.2 billion. Ben we will provide additional information on Encore’s year-end reserves.
Denbury’s proved reserve estimates at year-end 2009 were based on the updated SEC guidelines for reserve estimations which were valued based on the average unweighted first-day product price for the preceding 12 months, which resulted in a NYMEX oil price of $61.18 per barrel and a gas price of $4.19 per Mcf, compared to year-end 2008 product prices of $44.60 per barrel and $5.71 per Mcf.
The PV10 value of Denbury’s December 31, 2009, proved reserves using an alternative price deck based on the futures market forward strip as of December 31, 2009, was $5.8 billion. Denbury’s net average price contained in this alternative reserve report were approximately $85.77 per barrel of oil, $57 per barrel of natural gas liquid, and $6.59 per Mcf.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Proved reserves associated with our CO2 Tertiary operations account for approximately 65% of our current proved reserves or 134.5 million barrels of oil as of year-end 2009. And [parenced] in our Tertiary reserves at year-end 2008 were approximately 125.8 million barrels of oil.
We added 44.9 million BOE of proved reserves during 2009 before netting out 2009 production, property sales, and reserve revision, replacing approximately 277% of our 2009 production, the majority of which was from our acquisitions at Hastings, Conroe, and our additional reserves, and our CO2 Tertiary properties.
Reserve additions at our CO2 Tertiary-related properties during the year were primarily at Cranfield, approximately 11 million barrels; Eucutta, 2.5 million barrels; and at Heidelberg, which was 2.9 million barrels. The reserves added at Heidelberg in our Tertiary were actually transferred from the prior water flood.
Cranfield is in Phase 4; and Eucutta and Heidelberg are in Phase 2.
As previously mentioned, we sold approximately 74.2 million barrels of proved reserves during 2009, all relating to our Barnett sale asset. Thus as of year-end 2009 approximately 93% of our proved reserves are oil condensate or natural gas liquids and 62% of our proved reserves are proved developed reserves.
In addition to our proved oil and gas reserves, DeGolyer and MacNaughton also performs an evaluation of our proved CO2 reserves at Jackson Dome. Our CO2 reserves increased by 940 Bcf of CO2, to a total of 6.3 trillion cubic feet of CO2 as of year-end 2009, after accounting for 2009 CO2 production. Our 2009 CO2 production of 249 Bcf of CO2 was offset by reserve additions during the year — 400 Bcf at Gluckstadt Field, based on lowering the lowest known CO2 level as a result of our drilling operations from the only well we drilled during the year. 345 Bcf from expanding our acreage ownership in an existing CO2 unit. And the remaining reserves were added in existing wells based on performance and a greater understanding of the reservoirs.
During 2010, as Bob mentioned, we intend to drill three additional wells at Jackson Dome to further develop additional production and reserves. We have spud our first well during 2010, which will test a large structure that may contain between 1.5 and 2 Tcf of CO2, the large portion of our currently booked probable CO2 reserves at Jackson Dome.
With that, I’ll turn it back over to Phil.

Phil Rykhoek - Denbury Resources, Inc. — CEO
Thanks, guys. Well, that concludes Denbury’s. Now we will go through Encore’s financial results and operations. I think we will start with Jonny Brumley, CEO.

Jonny Brumley - Encore Acquisition Company — President, CEO
This is Jonny Brumley, CEO of Encore. I will go over the fourth quarter and full year 2009 results for Encore. Then I’ll turn the call over to Ben Nivens, our COO, who will update you on the operations. And then Ben will turn the call over to Bob Reeves, our CFO, who will discuss Encore Energy Partners.
Before I do that, I would like to thank our investors who have been very supportive long-term investors. We appreciate you and I’m glad that we could deliver the profitable results that we set out to do when we went public in 2001. I would also like to thank our employees. You’ve done a great job. We refocused the company back in 2006 and transformed it into a company with a large drilling inventory in West Texas, the Bakken Shale, and the Haynesville Shale, and also a large Tertiary play with Bell Creek and Cedar Creek. Without your ingenuity and dedication, that could not have happened, and thank you for that as well.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Now I’ll begin talking about production. Our production was 45,143 barrels of oil equivalent per day for the fourth of 2009. That compares to 41,824 barrels a day in the fourth quarter of ‘08.
Production was a tad bit lower than we were expecting due to the extremely cold weather throughout the country. But what’s important is how well the production hung in there with really any hardly any completions. As the temperature warms up, our production will increase with it.
We always winter weather into account, but this winter was unbelievably cold. And it’s just hard to frac wells in negative temperatures. But it’s times like this that really do highlight our quality asset base, and it’s really shining through now.
We also have a very exciting Bakken completion in early March. This is the Werre Trust well. It’s a 19-stage frac. We are really excited about it. It is in a great area. It’s offsetting a big well that was big just on a single stage, so this well ought to be really good. Ben will talk more about that.
But if you look at our numbers on an annual basis, you really can see how well the company is doing. Our annual production averaged 42,929 barrels equivalent a day. That is 1,767 barrels per day over budget.
Our capital expenditures were $33 million under budget. LOE was $1.76 per barrel under budget. And with our hedging program and cashing in our hedges back in March of 2009 at the low of oil prices, prices were way above expectations.
So I think this is really what heaven must look like. More production, less capital, lower LOE, and higher prices.
Now I will turn it over to Ben. Thank you for working for us and invest with Encore. You done a great job.

Ben Nivens - Encore Acquisition Company — SVP, COO
Thank you, Jonny. I’ll start with a recap of (technical difficulty) 2009 year-end reserves. As Tracy mentioned earlier, our proved reserves are 220 million barrels of oil equivalent. This is an increase of 34.6 million barrels or 19% over year-end 2008 (technical difficulty) and represents a reserve replacement ratio of 321%.
Our reserves were 67% oil and 80% proved developed. Let me just kind of do a reconciliation from the 2009 year-end reserves of 185.7 million barrels.
In 2009 we produced 15.7 million barrels and the company acquired 24.1 million barrels in East Texas, Oklahoma, and West Texas. We added 21.5 million barrels through the drill bit and had revisions of previous estimates of 4.8 million barrels, mostly financial. Giving us a total of, again, 220.3 million barrels of reserves for year-end 2009.
Now I’ll give you an update on our drilling operations. For the fourth quarter, we had no significant operated wells to come online in our major areas of operation. This was due to lower activity in the third quarter and weather delays that Jonny spoke of earlier.
As part of our capital reduction program in 2009, our rig count went down to one rig at one point in the third quarter of 2009 before we began picking up rigs in the fourth quarter. Currently we have five rigs running — two in the Bakken, two in West Texas, and one in Haynesville. And we have several completions coming up in the first quarter of 2010.
I’ll discuss those completions in the major operating areas. Starting with the Bakken, we have four wells that we will be completing in the first quarter of 2010. Jonny mentioned Werre Trust 44-34H. That is a 1,280-acre well. It will be a 19-stage frac in Bear Creek. And it’s directly offsetting our Werre Trust 21-3H that we released results on last quarter. That was a single-stage 640 and it IP-ed at 1,500 barrels a day. That frac is scheduled to begin in the first week of March.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
From there we will move to two other wells in Bear Creek, Porcupine Ridge 14-35H and Porcupine Ridge 11X-2H. These wells were drilled from a common pad and they are going in opposing directions. We will actually be doing these fracs simultaneously.
They will not be simultaneous in the sense that they will be actually fraccing at the same time; but we will be using the same equipment. We will frac one well while we’re perforating the other, and the equipment is there on one common location and will be switched back and forth.
So that’s pretty exciting, too. That work is scheduled to begin in the second week of March.
From there we will be moving to a Murphy Creek well, the Beckert 24-7H. That is a 1,280 and will be a 20-stage frac. That well will actually be completed in the second quarter of 2010.
We currently have two operated rings rigs going in the Bakken, as I mentioned earlier. One is drilling in Murphy Creek, and the other is in the Charlson area.
In the non-op, on the non-op leases we have four rigs running. So it’s a very active program going on in the Bakken.
Moving to the Haynesville, we have two operated wells that will be coming online in the first quarter in our Greenwood-Waskom Field. The [Edgar] 31-1H is already on. It IP-ed at 11.7 million with a flowing casing pressure of 5,500 pounds. So it looks like a very strong well.
The Dunn Number 2-1 is actually completing and we should begin production in the first week of March. That is a 100% operated well as well.
We also had three wells in the non-op area come on in the Haynesville in three different fields — in Caspiana, Greenwood-Waskom, and the Kingston area — with IPs ranging from 8.1 million to 23.8 million per day.
It should be noted that the 8.1 million IP well is a well that was brought on by a private company that tends to bring their wells on more slowly. This is a strong well that had a very strong flowing casing pressure, and we’re still excited about it at the 8.1 million a day range.
In addition, we recently TD-ed the [Renwerlands] 5-1 well. That well is awaiting completion and should come on in the second quarter of 2010.
The rig is now drilling another well in the Greenwood-Waskom area, and we intend to keep a rig going in the Haynesville most of the year.
Then in the non-op area, the activity is really picking up there. We have five rigs running on our non-op leases, and we have three wells waiting on completion in the Haynesville area in the non-op area.
Moving on to our West Texas JV, we have two wells coming online this current quarter. Our [Howard Hodge] B-4H well is a Delaware basin well in the Waha Field. This well came on at 10 million a day for an initial flowback and is still producing in the 9 to 7.5 million a day range as we continue to have to tweak that well because of some plant issues that are getting lined out. But it looks like a very strong well.
Moving onto the Pegasus Field in the West Texas JV, we have the TR Wilson 46-1H that is scheduled to be completed in the first week of March. That will be our first well in the Pegasus Field after dropping a rig and now picking up another one.
We have two rigs running in the JV and are budgeted to continue with two rigs for 2010. One rig will operate at Pegasus, and then one rig will operate in the Delaware basin. And it’s currently drilling in our Waha Field.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
This concludes my update of the operations. Now I will turn it over to Bob Reeves to give you a financial review.

Bob Reeves - Encore Acquisition Company — SVP, CFO, Treasurer
Thanks, Ben. I’m Bob Reeves, CFO. I’d like to go over the results of Encore Energy Partners. For this call we will not only go over the quarter and the year, but we will reflect briefly on the history of the Partnership and then take some time to look into the future of ENP and address some of the questions that Kim Weimer, our IR person, has got over the last few months.
Our production for the quarter was 9,254 barrels a day for the fourth quarter, which equaled 68% oil by production. This follows up a quarter in the third quarter that was 9,301 barrel a day, which equates to just a 47 barrel per day drop in production quarter-over-quarter or 0.5%.
We previously stated that we are looking to manage production over a 12-month period rather than quarter-over-quarter, with the understanding that timing of drilling completions, seasonal weather problems, well failures, and performance estimates may cause some variance within the production guidance range that we put out from quarter to quarter. For the fourth quarter, however, we were once again very fortunate with our production performance being at the high end of the guidance range, with the operations guys doing a great job of keeping production online during the extremely cold and harsh winter we’ve experienced this year, which we typically start seeing in the fourth quarter and it ends somewhere around the end of the first quarter.
Some people on the call might not be familiar with the necessity for us to recast prior period results on Form 8-Ks because of the dropdowns from EAC to ENP as a result of GAAP requirements. Our controller, Andrea Hunter, and director of accounting, Ron Holcomb, they do a great job of working hard to make these recasts on a timely and accurate basis.
Though when you go back and you take a look at these recasts that we have done, and you look at the production results for 2009 as if all these dropdowns and acquisitions took place at January 1, 2009, you see the following results on our production.
For the first quarter, 9,042 barrels a day. For the second quarter, 9,142 barrels a day. For the third quarter, 9,301 barrel a day. And for the fourth quarter, 9,254 barrels a day. Outstanding production by any measure over any period of time.
As previously stated, the Partnership averaged 68% oil by production for the quarter. Once again this quarter, it’s fantastic to be oil, with a staggering 18-to-1 price ratio for the quarter when comparing oil to natural gas prices based on NYMEX average price.
Currently the Partnership enjoys 89% of the NYMEX price in its revenues, with its differential remaining tied to $8.47 per barrel or 11% off of NYMEX prices.
LOE of $12.40 for the quarter missed the high end of our guidance range on a per-BOE basis. We incurred a $1 million expense from an outside operator which represented expenses from several prior periods that were not billed until the fourth quarter of 2009. Without this one-time expense, LOE would have been $11.22 per barrel.
For the first quarter, we do expect LOE to be about the same as the fourth-quarter levels, with (technical difficulty) associated with keeping the production online during the extremely cold weather that we previously talked about.
G&A for the fourth quarter was $2.63, which is back to a more normalized level when you compare it to the third quarter. Our cash available for distribution was $36.7 million for the fourth quarter on EBITDA of $41 million.
We maintain our distribution of $0.5375 for the quarter or $2.15 annualized per unit. This is $24.6 million paid out to all our unitholders. And the remaining amount of $12 million was used to reduce debt.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Our coverage ratio was 1.5 times for the quarter. Our debt outstanding at the end of the fourth quarter was $255 million, leaving us ample liquidity of around $120 million still available under our revolving credit facility.
Now let’s briefly reflect on the Partnership. As most of you know we created this Partnership to be a total return vehicle for our unitholders. When measuring total return, you look at both the quarterly distributions and the unit price appreciation as used to calculate the return to the unit shareholder.
As we look back to the total return of the Partnership from our IPO in September of 2007, the Partnership has an outstanding total return of 19.8% through February 17, 2010, using a unit price of $20.20. During the period since IPO we returned distributions of $4.95 per unit to all our unitholders.
If you were able to participate in the two subsequent unit offerings on May 22 and July 6 of 2009, the total returns are even higher at 39.7% and 52.4%, respectively. In today’s market, it’s hard to find many investments that rival these results.
We have been able to accomplish these staggering results by sticking to some basic principles in the Partnership. Purchase world-class, long-lived producing properties with flat production profiles; grow through acquisitions and dropdowns and avoid large drilling programs that steepen your production decline profile; execute a long-term and consistent hedging strategy that seeks to protect two-thirds of the downturn commodity risk while allowing the investor exposure to two-thirds of the upside from commodity prices; and then utilize a variable distribution policy that sets a minimum distribution to our shareholders, protects the balance sheet, and returns the excess to the unitholders.
We firmly believe this business strategy has proven and will continue to prove to be the best strategy over the long run for all types of commodity price cycles.
Now let’s look into the future of ENP. As we have discussed our strategy over the last couple months with the Denbury management team, it’s clear they agree with the business strategy of the Partnership. And should the merger of EAC and Denbury be approved by their respective shareholders, Denbury does not plan to change what has been a very successful strategy. Furthermore, they do plan to utilize the Partnership, most likely in a manner very similar to the parent sponsor relationship with EAC that it shared with ENP to the greater success of both entities. We’ve worked together with their management team to identify a number of properties that would make excellent dropdown candidates as part of their deleveraging process post-merger.
Right now, Denbury has its own ideas for different alternatives to use the Partnership and the dropdown suggestions that we have made. They’re going to look at these different scenarios over the next few months and do what makes sense to both the ENP unitholders and the Denbury shareholders.
Looking to the future of ENP, we have every bit of confidence in the (technical difficulty) management team and their ability to continue on a successful path for the ENP’s unitholders. Now I’ll turn it back over to Phil.

Phil Rykhoek - Denbury Resources, Inc. — CEO
All right. There’s a lot of information in all these different reports, but let’s open it up and turn it back to Amy for Q&A.

QUESTIONS AND ANSWERS
Operator
(Operator Instructions) [Scott Wilmuth], Simmons & Company.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast

Scott Wilmuth - Simmons & Company — Analyst
Hey, guys, just looking at your estimated divestiture proceeds range of $500 million up to $1 billion, are you planning on using all proceeds to delever? Or is there a specific dollar amount you are targeting?

Phil Rykhoek - Denbury Resources, Inc. — CEO
Well, we have said we would do at least $500 million. That was two things. One is to delever a little bit; and as Mark pointed out, we have budgeted a bit more expenditures than cash flow, so it’s kind of a two-pronged purpose.
We have kind of said $1 billion is kind of the upper end. We’re going to probably market a few more properties than maybe necessarily we will sell. But we will just see what the interest is and see what sort of prices we get.

Scott Wilmuth - Simmons & Company — Analyst
Okay. Then can you give us an update on CO2 sources in the Rockies in regards to the DKRW plan? I know they are in the DOE loan guarantee program. And then the LaBarge facility with Exxon?

Phil Rykhoek - Denbury Resources, Inc. — CEO
Tracy, you want to do that?

Tracy Evans - Denbury Resources, Inc. — President, COO
Scott, we still continue to talk to DKRW along with several other potential sources in the Rockies. We do not have any contract signed at this point other than the Lost Cabin contract that Encore has. But hopefully here over the next several months we ought to be able to reach conclusion on some of those contracts.

Scott Wilmuth - Simmons & Company — Analyst
When should we know how the DOE loan guarantee falls through for them?

Tracy Evans - Denbury Resources, Inc. — President, COO
Well, that’s an interesting question, because I keep getting different dates from the different developers out there. The best I can say is they all hope to have something definitive by the end of the second quarter. But they keep getting timelines changed on them, too. So we will just have to wait and see.

Scott Wilmuth - Simmons & Company — Analyst
Okay. Then lastly, when can we expect results from [Dry Dock], the exploration well at Jackson Dome?

Tracy Evans - Denbury Resources, Inc. — President, COO
It’s probably another 30 to 60 days of drilling; and then we will have to test it and all that. So we got a couple of months anyway.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Scott Wilmuth - Simmons & Company — Analyst
Okay, great. Thanks, guys. That’s all I had.

Operator
Noel Parks, Ladenburg Thalmann.

Noel Parks - Ladenburg Thalmann — Analyst
Good morning. Couple questions, especially for Bob with the various fields. You had a quarter where a lot of fields were all going in the right direction, including you even had some pickup at Mallalieu you said. Going forward can we expect that we’re going to have a lot of quarters where, because of different maintenance projects and facility expansions and compression expansion, and so forth, that you have these all sort of coming online in a staggered enough way that the overall production rate is going to be more predictable, a little less lumpy going forward?

Bob Cornelius - Denbury Resources, Inc. — SVP Operations
Well, I think, Noel, what we have — yes, you are looking at some of the mature fields. And some of those mature fields like you mentioned, Mallalieu and Eucutta, those field, yes, they may be a little bit to lumpy. But I think where we are now, Noel, though, we will have over 13 injection projects.
So I don’t think you are going to see us as lumpy as we were before. Because we have — now we have Delhi, and we have Tinsley, and we have Heidelberg and Cranfield. Those are fairly large fields and large production potentials. I think those are going to help us be not as lumpy.
I think that you will see us hopefully have (technical difficulty) improving production over (technical difficulty).
But I think we are going to get away from some of that lumpiness because at one time we only just had six or eight fields; now we have doubled that. So I think you are going to see that we will be smoother in our production.

Noel Parks - Ladenburg Thalmann — Analyst
Okay, great. You mentioned at Soso that you are using these jet pumps and that they were having a big positive impact. I’m not familiar with those. Can you just talk a little bit more about those and their applicability in other fields?

Bob Cornelius - Denbury Resources, Inc. — SVP Operations
Yes, what we do is — sometimes the reservoir has an extension. Soso the water is a little bit heavier [density]. So what we do to some of these wells, we wait for them to kick off. And the jet pump, it is just a pump that allows us to produce the well.
Normally we wait and let them flow naturally with the CO2 repressurizing the reservoir. But with the jet pump once we feel like we have reservoir pressure that should allow the well to produce, we can put the jet pump in. That jet pump allows the wells to kick off or unload the hydrostatic head in the tubing that is allowing it to produce faster.
I do think it’s going to help because I do think we have application in other fields, especially when we get out in the margins of some of these fields, that the reservoir rock may not be as quality as at other.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
So I do think that we will see that these jet pumps are going to help us. And I think that is going to help us — to go back to your first question — to be less lumpy. I think it’s going to help us reach some of our production.

Noel Parks - Ladenburg Thalmann — Analyst
Okay, great. Can you just go over or repeat what you said before about the pipeline schedule for the Green Pipeline, the Oyster Bayou hookup and the Galveston Bay Crossing and so forth?

Bob Cornelius - Denbury Resources, Inc. — SVP Operations
Okay, we completed — we were able to complete the Pipeline. When I say complete it, mechanically complete. We do have to do a lot of work to put in valves and pig stations and metering stations and cathodic protection. That work is going on right now in Louisiana.
But the line now, it can be complete or welded out between Donaldsonville all the way to Oyster Bayou. We did finish that in December.
What we have to do — and so once we get that work done and we hopefully have that done by midyear, we will be able to inject into Oyster Bayou sometime midyear.
And then the other three segments, we have a 20-mile segment from Oyster Bayou over to Galveston Bay, which is on the Inland. And then we have to cross the water in Galveston Bay; and that will start in April.
Then we have a 25-mile segment from the west side of Galveston Bay up into Hastings. And that will also be started in the (technical difficulty).

Noel Parks - Ladenburg Thalmann — Analyst
Okay.

Bob Cornelius - Denbury Resources, Inc. — SVP Operations
We hope to have everything completed, we hope to have it commissioned, the valves in, everything in, and we will be injecting in December of 2010 into Hastings (inaudible) (technical difficulty).

Noel Parks - Ladenburg Thalmann — Analyst
Okay. On the Encore side for a second time, I just had some questions about the Bakken and just two things. Now that you have had another quarter of production, wondering whether you can talk any more about declines and how they meshed your model for some of the earlier wells and then some of the more recent wells that have had better production.
Then if you could just talk a bit more about your current focus, either particular areas that you are planning to do more drilling in or areas that are going to be less emphasized going into 2010.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Ben Nivens - Encore Acquisition Company — SVP, COO
Okay. This is Ben. As far as our model goes, our model is holding up well as far as what we have used to forecast the declines with. We continue to re-frac wells. I did mention that earlier we did re-frac three wells last quarter. And they came on at two to three months down the road at an average uplift of 160 barrels a day. We refracced them for about the 300,000 that we have been averaging for the rest of the year.
That equates to about 80,000 barrels per refrac. So that is going very well and continues to go as we had seen in the first part of the year.
You know, this program of two rigs is concentrating on some high-quality locations in Charlson, Bear Creek, Murphy Creek area.
There are plans to possibly pick up a third rig in the second quarter of this year. That rig will probably go out to Cherry and bounce back and forth from some of the Cherry wells into the Bear Creek and Murphy Creek area.
So those are the areas that we intend — we are concentrating on now, and I think Denbury will continue to concentrate on for the rest of the year.

Noel Parks - Ladenburg Thalmann — Analyst
Okay. Just one last thing. Can you update your total acreage count in the Bakken?

Ben Nivens - Encore Acquisition Company — SVP, COO
That’s still — it’s about the same as it was before, more or less 300,000 acres.

Noel Parks - Ladenburg Thalmann — Analyst
Okay. That’s all for me. Thanks.

Operator
(Operator Instructions) [Drew Vanker], Lazard.

Eric Hagen - Lazard Capital Markets — Analyst
Hi, it’s actually Eric Hagen. Two quick questions. The first one is in terms of potential Tertiary reserve bookings this year. What fields do you think you might be able to book reserves?
Then in particular, do you think you will have any significant bookings at Oyster Bayou and Delhi?

Tracy Evans - Denbury Resources, Inc. — President, COO
This is Tracy. The most likely would be Delhi as we expect first production sometime mid to second half of the year.
Oyster Bayou we don’t expect any — I guess it’s possible but we don’t expect any. That field is a relatively level pressure. It’s very large so we think it will be closer to the high-end of the nine to 12 months for first production, which would put that into next year.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
We are getting close to, we believe in talking to D&M — we don’t have confirmation, but we do believe we are getting close in fields like Eucutta and some of those where we’ve only booked that (technical difficulty) 75% of what we think is there.
The roughly 13% recovery factor we think that we could start maybe seeing some bookings in those fields, too. But of course, those are much smaller than something like a Delhi.

Eric Hagen - Lazard Capital Markets — Analyst
How big is Delhi again, the potential? Or have you disclosed that before?

Tracy Evans - Denbury Resources, Inc. — President, COO
Yes, the 17% number recovery factor is in the 33, 34 million barrel range.

Eric Hagen - Lazard Capital Markets — Analyst
Okay, great. The other question I had was just for Encore on the Bakken. Out of your 300,000 I’m assuming that’s pretty close to a net acreage number — but how much of that do you think has been derisked or how where you have some decent well control from your drilling or other operators’ drilling?

Ben Nivens - Encore Acquisition Company — SVP, COO
I think — this is again Ben. When you look across the fields that we’re in, only the Almond area hasn’t been significantly derisked. You have a lot of activity going on in the Cherry area now that is derisking a lot — that has derisked a lot of that area.
So only the Almond area would I would consider not derisked; and that only represents about 15% of our acreage.

Eric Hagen - Lazard Capital Markets — Analyst
Okay, great. Thank you very much.

Operator
(Operator Instructions) I’m sorry, we have another question. Andrew Coleman, UBS.

Andrew Coleman - UBS — Analyst
All right. Saved by the bell. Hey, guys, how’s it going? Hey, just wanted to slip in one quick question here. Just if I heard you right earlier, you said that pro forma the two companies would be about 430 million barrels and about 5.2 billion of PV10 on the new reserve rules. Is that correct?

Unidentified Company Representative
That’s correct. That’s SEC pricing.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Andrew Coleman - UBS — Analyst
It was 5.8 million for Denbury at the strip?

Unidentified Company Representative
Yes, that’s —

Phil Rykhoek - Denbury Resources, Inc. — CEO
Yes, that is at the strip price versus —

Unidentified Company Representative
Denbury only at 5-point (multiple speakers).

Andrew Coleman - UBS — Analyst
Right, do you know or does someone have the pro forma at the strip? Just save me a whole lot of work.

Unidentified Company Representative
We don’t have that, but we can get it for you, but we don’t have that today. But I would assume that the ratios would be pretty similar.

Andrew Coleman - UBS — Analyst
Okay. Thank you.

Operator
Brian Kuzma, Weiss Multi-Strategy.

Brian Kuzma - Weiss Multi-Strategy Advisors — Analyst
Good morning, guys. I was just curious; actually a similar question to Andrew’s. Do you guys have a PV10 number on just your developed reserves for both Encore and Denbury?

Unidentified Company Representative
We do have it but I don’t have it here in front of me, just what the proved developed would be.

Brian Kuzma - Weiss Multi-Strategy Advisors — Analyst
Okay.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast

Phil Rykhoek - Denbury Resources, Inc. — CEO
That percentage is what? 60? I forget the exact number. 60-some-% on a BOE basis.

Unidentified Company Representative
Hold on, let me look it up. I’ve got it right here.

Unidentified Company Representative
62% is proved developed.

Brian Kuzma - Weiss Multi-Strategy Advisors — Analyst
Okay, but I’m talking about like percentage of the PV10.

Unidentified Company Representative
I understand.

Brian Kuzma - Weiss Multi-Strategy Advisors — Analyst
I would assume it’s like 90% or something like that, right?

Tracy Evans - Denbury Resources, Inc. — President, COO
It won’t be that high, no.

Phil Rykhoek - Denbury Resources, Inc. — CEO
Just a second; we’ll look and see if we can find it. Ben, do you have —?

Ben Nivens - Encore Acquisition Company — SVP, COO
I don’t have a breakout [about the value of ours]. But again 80% is proved developed, so more than 80% of the value is going to be in proved developed.

Phil Rykhoek - Denbury Resources, Inc. — CEO
If you want to check back with us after the call we can look those up for you.

Brian Kuzma - Weiss Multi-Strategy Advisors — Analyst
Sure. Great. Thanks, guys.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast

Operator
(Operator Instructions) Mitch Wurschmidt, KeyBanc.

Mitch Wurschmidt - KeyBanc Capital Markets — Analyst
Hi, guys. I was just wondering if you could give any more color on (technical difficulty) specific properties you are looking to divest once the deal closes. Like production or proved reserves on those properties, too.

Tracy Evans - Denbury Resources, Inc. — President, COO
Well, this is Tracy again. I don’t have the exact production and reserves in front of me for those properties. But it looks like we are going to — primarily going to market the majority of the southern region, which is West Texas, East Texas, Oklahoma, Mid-Continent. And we’re also probably going to look at marketing the Haynesville. But as Phil mentioned, whether or not we sell all of that still remains to be seen.

Mitch Wurschmidt - KeyBanc Capital Markets — Analyst
Then when you say $500 million to $1 billion range, is there — is that based just on the value you attribute possibly to those properties? Or just based on if you can get all the properties sold, high or low end?

Tracy Evans - Denbury Resources, Inc. — President, COO
No, the range for that whole set is not $500 million. The value if we sold everything would probably be around $1 billion. Obviously, if we sell $500 million we would be selling a subset of that.

Mitch Wurschmidt - KeyBanc Capital Markets — Analyst
Okay, and does that include possible dropdowns in ENP?

Tracy Evans - Denbury Resources, Inc. — President, COO
Yes.

Mitch Wurschmidt - KeyBanc Capital Markets — Analyst
Yes. Okay. Great. That’s all I had. Thanks, guys.

Operator
At this time we show no further questions. I would like to turn the conference back over to management for any closing remarks.

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FINAL TRANSCRIPT
 Feb. 23. 2010 / 4:00PM, DNR — Denbury Resources, Inc. 4Q09 & Full-Year Earnings Results Conference Call & Webcast
Phil Rykhoek - Denbury Resources, Inc. — CEO
Okay. Thanks, everyone. As you can see, there is a lot of things happening. We hope to have some good news for you here in a couple weeks after the shareholder meeting.
Looking forward a little bit, I would like to also announce that we have postponed our analyst meeting originally scheduled for late March. We’re going to postpone that to late May. Basically we just felt like the later meeting would be more productive and informational, as we will have first-quarter results and hopefully we will have a bit more direction on our planned asset sales.
We do plan to launch that divestiture process right after closing. So potentially in 60, 90 days we will know what the proceeds would be and maybe have some contracts.
So watch for upcoming details on the meeting. The format will be the same. We will have a group presentation in New York, followed by one-on-ones with the entire senior management team at Denbury, followed by a day in Boston; and then we’re also going to catch Chicago, San Francisco, and Los Angeles with Tracy and myself.
So if you want to schedule a one-on-one at these meetings, or check on any other planned conferences or trips, please contact Laurie Burkes, our IR Manager in the office. But importantly, obviously, stay tuned. A lot of positive things are happening, and we look forward to a great 2010.
Thank you.

Operator
The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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